CLIFFORD CHANCE US LLP

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www.cliffordchance.com

June 9, 2017

SUBMISSION VIA EDGAR

Sonia Gupta Barros

Rahul Patel

Eric McPhee

Wilson Lee

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety, Income and Growth, Inc.

Amendment No. 2 to Registration Statement on Form S-11

(333-217224)

Ladies and Gentlemen:

On behalf of our client, Safety, Income and Growth, Inc. (the “Company”), we are responding to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission to Amendment 2 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), as discussed in a telephone call between Mr. Eric McPhee and the undersigned on June 8, 2017.

1.              In light of the materiality of the Acquisition GNLs, what consideration did you give to providing financial statements for the lessees of the Acquisition GNLs?

The Company respectfully submits that it does not believe that financial statements of the lessees of the Acquisition GNLs are necessary for investor protection because:

1. the Acquisition GNLs do not represent significant concentrations; and

2. the financial statements will not provide information that is useful to an investor in making an investment decision.

Acquisition GNLs Are Not Significant Concentrations

The Acquisition GNLs are comprised of two land parcels: Hollywood North, which is improved with a recently completed mixed use development, and Hollywood South, which will contain a mixed use development expected to be completed in 2018. Using the Company’s total assets of $342 million from its pro forma balance sheet as of March 31, 2017, the Hollywood North asset, which the Company is purchasing for $68.4 million, represents approximately 19.99% of total assets and the Hollywood South asset, which the Company is purchasing for $73.6 million, represents approximately 21.53% of total assets. The Company will be acquiring these assets with proceeds from its anticipated initial public offering and concurrent private placement which are expected to raise $250 million in proceeds. Adding the Company’s cost of $142 million for the Acquisition GNLs to the pro forma total assets of $342 million and the remaining offering proceeds, the Company’s adjusted pro forma total assets would be approximately $592 million. The Hollywood South asset would represent approximately 12.4% of the Company’s adjusted pro forma total assets and the Hollywood North asset would represent approximately 11.5% of the Company’s adjusted pro forma total assets.

In determining that neither of the Acquisition GNLs represents a significant concentration, the Company considered Section 2335.1 of the SEC’s Division of Corporation Finance’s Financial Reporting Manual (“FRM”) for the application of Rule S-X 3-14, whereby the Staff has permitted registrants to compute significance using a denominator equal to the total cost of the properties acquired immediately prior to filing an initial registration statement, properties to be acquired upon closing an initial public offering, and properties identified as probable future acquisitions.

Before giving effect to the initial public offering and concurrent private placement, Hollywood North does not exceed 20% of the Company’s pro forma total assets and Hollywood South, which is still under development, slightly exceeds 20%.  After giving effect to the initial public offering and concurrent private placement, as well as the acquisitions of Hollywood North and Hollywood South, both assets will be well less than 20% of the Company’s adjusted pro forma total assets. The Company does not believe that either asset represents a significant concentration such that separate financial statements of the lessees are necessary for an investor to make an informed investment decision. As a result, the Company determined it was appropriate to provide financial statements pursuant to S-X Rule 3-14.

Lessee Financial Statements Would Be Of Minimal Value

Each lessee of an Acquisition GNL is a special purpose entity (“SPE”) formed to hold the leasehold improvements on the properties.  The assets of each SPE consist solely of the ground lease to which it is a party and the operations of the recently completed improvements, in the case of the Hollywood North SPE, and the improvements under construction, in the case of the Hollywood South SPE. Each SPE is the sole party to which the Company may look for recourse under its respective ground lease with the Company.  There is no guarantor of the obligations of either SPE under its ground lease with the Company.  The Company believes that since each SPE has no material assets other than the existing or to be developed buildings that would be available to protect the Company in the event of a default by the applicable SPE, the financial statements will not provide further insight as to the mitigants of potential default. As discussed below, the Company believes that the financial statements and credit risk of the lessees are less meaningful to a potential investor in the Company than an investor’s assessment of the value of the buildings and other improvements that would revert to the Company in the event of default by the applicable ground lessee.

As of March 31, 2017, the value of the buildings at Hollywood North was estimated to be in excess of $275 million which is more than 4 x the carrying value of the Hollywood North GNL on the Company’s balance sheet.  The Company believes there is little risk to the recoverability of its recorded assets and that SPE financial statements are not necessary. To provide investors with information about the value of the buildings at Hollywood North, the Company has provided in the Registration Statement information about the location, number of units and estimated stabilized Underlying Property NOI of the improvements.

In the case of Hollywood South,, there are currently no property operations. Construction of the improvements at the property are expected to be completed in 2018; therefore, any financial statements for the tenant at Hollywood South would only present development activities.

For the reasons set forth above, the Company concluded that separate financial statements of the lessees are not required and would not be necessary for an investor to make an informed investment decision.

2.              Describe how the Hollywood tenants are related to each other.

The tenants at the Hollywood North and Hollywood South properties are two separate limited liability companies that are SPEs. Although the SPEs have common ultimate beneficial owners, the Company’s sole recourse is to the particular SPE that is the tenant under the particular GNL.  There is no guarantor of either SPE’s obligations under the GNLs.  The GNLs do not contain cross default provisions and they are not cross collateralized with each other.  Accordingly, the Company considers the tenants under each GNL to be separate and distinct from one another and is not looking to any party other than the specific SPE as a credit party under the GNL to which it is a party.  As noted in response number one, the Company considers its principal protection to come from its rights to acquire the leasehold improvements that are specific to each GNL, rather than the financial wherewithal of the SPE tenants.

3.              What, if any, financial information is available for the property operations at the north site? What percentage of the buildings are leased? Is there material information available other than what the Company has disclosed?

As set forth in response number one, the Company respectfully submits that lessee financial information is not required.  We further note that the improvements at Hollywood North were completed in 2016 and the property is currently in the lease up phase.  As stated in the Registration Statement, the Company currently expects that leasing will be stabilized later in 2017.  As of March 31, 2017, Hollywood North was approximately 90% leased.  The GNL for Hollywood North provides the Company with access to certain property operating information, but the lease provides that such information may not be disclosed publicly.  Using the information available to it, the Company provided in the Registration Statement a current estimate of the stabilized Underlying Property NOI for Hollywood North and the Ground Rent Coverage for the asset, in addition to the location and number of units at the property. The Company believes that an investor should be most interested in the details of the GNLs themselves which are described in the Registration Statement.  The Company believes that the details of the GNLs, the property operating information currently included in the Registration Statement and the 3-14 financial statements included in the Registration Statement provide sufficient information to enable an investor to make an informed investment decision.

Further, as there are currently no operations at Hollywood South, any financial information for the tenant at Hollywood South would only present development activities.

We appreciate the Staff’s prompt review of Amendment No.2 to the Registration Statement.  If you have any questions or further comments on the responses above, please contact the undersigned at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety, Income and Growth, Inc.

Geoffrey Jervis, Safety, Income and Growth , Inc.